Exhibit 99.1

Richmont Mines Announces Election of Directors

TSX – NYSE: RIC

TORONTO, May 4, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") announces that the nominees listed in the management information circular for the 2017 Annual and Special Meeting of Shareholders held today were elected as directors of Richmont. Results of the vote for the election of directors, the appointment of auditors, the amended and restated shareholder rights plan and the advisory resolution on executive compensation are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
René Marion	41,881,088	99.74	108,186	0.26
Renaud Adams	41,907,146	99.80	82,128	0.20
Elaine Ellingham	41,903,838	99.80	85,436	0.20
Michael Pesner	41,560,385	98.98	428,889	1.02
Peter Barnes	41,895,917	99.78	93,357	0.22

Voting results for the resolution approving the appointment of auditors are as follows:

Votes For	% For	Votes Withheld	% Withheld
47,202,972	98.68	633,482	1.32

Voting results for the amended and restated shareholder rights plan are as follows:

Votes For	% For	Votes Against	% Against
39,915,708	95.07	2,071,955	4.93

Voting results for the advisory resolution on executive compensation are as follows:

Votes For	% For	Votes Against	% Against
41,389,246	98.57	598,417	1.43

All final voting results from the Annual and Special Meeting will be filed on SEDAR at www.sedar.com.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/May2017/04/c4551.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 20:11e 04-MAY-17